UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Snyder’s-Lance, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

833551 104

(CUSIP Number)

Charles E. Good 1250 York Street Hanover, PA 17331 (717) 632-4477 John J. Kearns, III Eckert Seamans Cherin & Mellott, LLC 600 Grant Street, 44th Floor Pittsburgh, PA 15219-2788 (412) 566-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 833551 104

1.	Names of Reporting Persons. Charles E. Good
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF (See response to Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,186,756
	8.	Shared Voting Power 1,943,431
	9.	Sole Dispositive Power 4,186,756
	10.	Shared Dispositive Power 1,943,431
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,130,187
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9%*
14.	Type of Reporting Person (See Instructions) IN

*	Based on 67,788,182 shares of Common Stock outstanding.

This statement amends Items 3, 4 and 5 and Schedule I of the Schedule 13D of Charles E. Good (the “reporting person”) dated December 16, 2010, as amended by Amendment No. 1 thereto dated January 11, 2011 and Amendment No. 2 thereto dated September 8, 2011 (as so amended, the “Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This statement reports various transactions and events that have occurred during the past sixty days that have affected the reporting person’s beneficial ownership of the Issuer’s Common Stock as follows:

(1) On November 4, 2011, Michael A. Warehime, the settlor, contributed 1,000,000 shares of Common Stock to the Michael A. Warehime 2011 Snyder’s-Lance GRAT, a grantor retained annuity trust for the benefit of Mr. Warehime and his adult daughters (the “Warehime 2011 GRAT”). The reporting person is the sole trustee of the Warehime 2011 GRAT. Following such contribution, the reporting person has the sole power to vote or direct the vote of the 1,000,000 shares of Common Stock held by the Warehime 2011 GRAT.

(2) On November 18, 2011, Michael A. Warehime, the settlor, contributed 999,996 shares of Common Stock to the MAW 2011 Snyder’s-Lance GRAT, a grantor retained annuity trust for the benefit of Mr. Warehime and his adult daughters (the “MAW 2011 GRAT”). The reporting person is the sole trustee of the MAW 2011 GRAT. Following such contribution, the reporting person has the sole power to vote or direct the vote of the 999,996 shares of Common Stock held by the MAW 2011 GRAT.

(3) On November 22, 2011, the reporting person purchased 1,000 shares of Common Stock on the open market for his personal account.

(4) On November 23, 2011, the reporting person purchased 1,000 shares of Common Stock on the open market for his personal account.

Current information as to the beneficial ownership of Common Stock by the reporting person is set forth in Item 5.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

On November 22, 2011, the reporting person purchased 1,000 shares of Common Stock on the open market at a per share price of $19.43 using $19,430 of his personal funds. On November 23, 2011, the reporting person purchased 1,000 shares of Common Stock on the open market at the weighted average price of $18.99 per share using approximately $18,990 of his personal funds.

Item 4.	Purpose of Transaction.

The last paragraph of Item 4 is amended as follows:

In addition, the reporting person may seek to acquire additional shares of Common Stock and may seek to dispose of some or all of his holdings of Common Stock in the open market or in private transactions, although as of November 28, 2011 he had no plans or proposals to do so. There can be no assurance that any such acquisition or disposition of shares of the Common Stock would occur or as to the timing or method of any such acquisition or disposition.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended in its entirety as follows:

(a) The aggregate number of shares of Common Stock beneficially owned by the reporting persons as of November 28, 2011 was 6,130,187 shares, representing 9% of the outstanding shares of Common Stock of the Issuer based on approximately 67,788,182 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 7, 2011.

(b) The reporting person had shared power to vote or to direct the vote of 280,510 shares of Common Stock owned by the reporting person and his wife, Mary Ellen Good.

The reporting person has been awarded 1,668 restricted shares of Common Stock, which vest in three equal installments beginning February 23, 2012. The reporting person has sole power to vote or to direct the vote of these restricted shares.

The reporting person has been awarded options to purchase 6,276 shares of Common Stock, but no portion of the options is exercisable until February 23, 2012.

The reporting person had sole power to vote or direct the vote of 1,000,000 shares of Common Stock held by the Warehime 2011 GRAT for the benefit of Michael A. Warehime and his adult daughters. The reporting person had sole power to vote or direct the vote of 999,996 shares of Common Stock held by the MAW 2011 GRAT for the benefit of Michael A. Warehime and his adult daughters.

The reporting person had sole power to vote or direct the vote of 436,295 shares of Common Stock held by the Michael A. Warehime 2010 GRAT for the benefit of Michael A. Warehime and his daughters (the “2010 GRAT”) and 1,748,797 shares of Common Stock held by the Michael A. Warehime SOH GRAT for the benefit of Michael W. Warehime and his daughters (the “SOH GRAT”) . The reporting person is the sole trustee of each of the 2010 GRAT and SOH GRAT.

The reporting person had shared power to vote or to direct the vote of 1,186,169 shares of Common Stock held by the 1992 Trust FBO Elizabeth Ann Warehime (the “1992 EAW Trust”) and 471,210 shares of Common Stock held by the 1990 Trust FBO Elizabeth Ann Warehime (the “1990 EAW Trust” and, together with the 1992 EAW Trust, the “EAW Trusts”). The reporting person is a trustee of the EAW Trusts and as such, also shares the power to direct the receipt of dividends from, and the proceeds of any sale of, shares owned by the EAW Trusts with the other trustee, Sally W. Yelland.

The reporting person had shared power to vote or to direct the vote of 2,771 shares of Common Stock held by the 2010 Michael A. Warehime Trust FBO Margaret Ann Mininger (the “2010 MAM Trust”) and 2,771 shares of Common Stock held by the 2010 Michael W. Warehime Trust FBO Harrison Michael Rupp (the “2010 HMR Trust” and, together with the 2010 MAM Trust, the “MAM/HMR Trusts”). The reporting person is a trustee of the MAM/HMR Trusts and as such, also shares the power to direct the receipt of dividends from, and the proceeds of any sale of, shares owned by the MAM/HMR Trusts with the other trustee, Michael C. Anderson.

See Schedule I hereto for information relating to each other person named in this response to Item 5.

(c) No transactions in shares of Common Stock were effected during the past 60 days by the reporting person, except for the following:

(1) On November 4, 2011, Michael A. Warehime, the settlor, contributed 1,000,000 shares of Common Stock to the Warehime 2011 GRAT. The reporting person is the sole trustee of the Warehime 2011 GRAT. Following such contribution, the reporting person has the sole power to vote or direct the vote of the 1,000,000 shares of Common Stock held by the Warehime 2011 GRAT.

(2) On November 18, 2011, Michael A. Warehime, the settlor, contributed 999,996 shares of Common Stock to the MAW 2011 GRAT. The reporting person is the sole trustee of the MAW 2011 GRAT. Following such contribution, the reporting person has the sole power to vote or direct the vote of the 999,996 shares of Common Stock held by the MAW 2011 GRAT.

(3) On November 22, 2011, the reporting person purchased 1,000 shares of Common Stock on the open market at a per share price of $19.43.

(4) On November 23, 2011, the reporting person purchased 1,000 shares of Common Stock on the open market at the weighted average price of $18.99 per share. These shares were purchased in multiple transactions at prices ranging from $18.9787 to $18.99, inclusive.

(d) Except as set forth in this Statement, to the knowledge of the reporting person, as of the date hereof, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 1, 2011

/s/ Charles E. Good
Charles E. Good

Schedule I

Information Concerning Other Persons Named in Response to Item 5

Schedule I is amended in its entirety as follows:

Mary Ellen Good

416 Sprenkle Avenue,

Hanover, PA 17331

Ms. Good is the spouse of the reporting person.

EAW Trusts

Sally W. Yelland, Co-Trustee

1250 York Street

Hanover, PA 17331

MAM/HMR Trusts

Michael C. Anderson, Co-Trustee

SOH Distribution Co., Inc.

1250 York Street

Hanover, Pennsylvania 17331

Each of the persons named in this Schedule I is a United States citizen

During the five years prior to the date hereof, none of the persons named in this Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the five years prior to the date hereof, none of the persons named in this Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in any of them being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.